Exhibit 99.1

Guardforce AI Closes Deal to Acquire Shenzhen Keweien & Guangzhou Kewei

NEW YORK, March 22, 2022 -- Guardforce AI Co., Limited (“Guardforce AI” or “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider, announced today the closing of the previously announced acquisition of Shenzhen Keweien Robot Service Co., Ltd (“SZ”) and Guangzhou Kewei Robot Technology Co., Ltd (“GZ”) for a price of U.S. $10,000,000 paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). The closing conditions were satisfied sooner than originally anticipated, thus allowing the Company to expedite the closing ahead of schedule.

SZ and GZ are based in the Greater Bay Area, one of the fastest-growing economic regions in China with both Shenzhen and Guangzhou ranking among the top 10 largest Chinese cities and among the 30 largest cities globally. Focused on the hospitality, healthcare, property management, and government sectors, SZ and GZ derive revenues from AI robotic services which automate repetitive tasks, making them less labor intensive.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports the high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection.

For more information, visit www.guardforceai.com

Forward Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us

Phone: +1 203-741-8811

Guardforce AI Corporate Communications

Hu Yu

Email : yu.hu@guardforceai.com